15048677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 52125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Sixth Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerri Wasserman **(212) 812-8900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

OATH OR AFFIRMATION

I, **Kerri Wasserman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Portfolio Advisors Alliance, Inc., as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/23/2015

PRESIDENT
Title

Notary Public 2/23/15

TANICA S SHERMAN
Notary Public - State of New York
No. 01SH6223209
Qualified in Kings County
My Commission Expires June 07, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Portfolio Advisors Alliance, Inc.

We have audited the accompanying financial statements of Portfolio Advisors Alliance, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Portfolio Advisors Alliance, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Portfolio Advisors Alliance, Inc. financial statements. The information is the responsibility of Portfolio Advisors Alliance, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 43,006
Accounts Receivable from Clearing Broker	105,164
Deposit with Clearing Broker	50,000
Advance to Brokers	5,000
Prepaid Expenses	20,067
Property and Equipment at cost, Less Accumulated Depreciation of $15,035	9,872
Security Deposit	3,075
Loan Receivable	15,000
TOTAL ASSETS	$ 251,184

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$ 24,740
Accrued Commissions	89,417
Payroll Liabilities	3,304
Notes Payable	26,250
Total Current Liabilities	143,711
Stockholder's Equity	
Common Stock, No Par Value, Stated Value $ .10 500,000 Shares Authorized, 125,000 Shares Issued and Outstanding	12,500
Paid-in Capital	339,402
Retained Deficit	(244,429)
Total Stockholder's Equity	107,473
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 251,184

See accompanying notes to financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Commission Income	$ 2,275,692
Private Placements	384,045
Interest Income	78,945
Total Revenue	2,738,682
Expenses	
Commissions, Compensation and Benefits	2,157,318
Clearing Costs	101,362
Occupancy	51,092
Regulatory Fees	72,505
Communications	8,697
Other Operating Expenses	121,344
Total Expenses	2,512,318
Net Income	$ 226,364

See accompanying notes to financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-in Capital	Retained Deficit	Total
Balances, December 31,2013	$ 12,500	$ 339,402	$ (280,021)	$ 71,881
Net Income			226,364	226,364
Shareholder Distributions			(190,772)	(190,772)
Balances, December 31, 2014	$ 12,500	$ 339,402	$ (244,429)	$ 107,473

See accompanying notes to financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities	
Net Income	$ 226,364
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	1,446
Decrease in Prepaid Expenses and Other Assets	26,133
Decrease in Receivable from Clearing Broker	223,710
Increase in Loan Receivable	(15,000)
Decrease in Accounts Payable and Accrued Expenses	(197,796)
Decrease in Accrued Litigation	(75,000)
Decrease in Income Tax Payable	(5,500)
Net Cash Provided by Operating Activities	184,357
Cash Flows From Investing Activities	
Purchase of Property and Equipment	(8,915)
Net Cash Used by Investing Activities	(8,915)
Cash Flows From Financial Activities	
Shareholder Distributions	(190,772)
Reduction in Notes Payable Net	(12,750)
Net Cash Used by Financing Activities	(203,522)
Net Decrease in Cash	(28,080)
Cash and Cash Equivalents January 1, 2014	71,086
Cash and Cash Equivalents December 31, 2014	$ 43,006

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Income Taxes	$ 3,250

See accompanying notes to financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and private placements for customers located throughout the United States. The Company operates from offices located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company elected S corporation status effective January 1, 2014. Income or losses of the Company flow through to the stockholder and therefore no provision for income taxes is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Clearing Broker: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2014 are considered wholly collectible and no allowance for doubtful accounts is provided.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results · could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Date of Management's Review: Subsequent events were evaluated through February 25, 2015, which is the date the financial statements were available to be issued.

NOTE B-NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2014, the Company had net capital of $54,214, which was $44,633 above its required net capital of $9,581 and its ratio of aggregate indebtedness to net capital was 2.6 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers · on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the ordinary course of business. At December 31, 2013, the Company had one customer arbitration matter and one regulatory/disciplinary action in progress. These matters were settled during 2013 for $75,000. The litigation balance due as of December 31, 2014 is $ 20,250.

A customer has brought a claim for losses, punitive damages, and attorney fees for approximately $367,000. Management believes that this matter lacks merit and nothing has been expensed or accrued for this matter.

At December 2012, a regulator had commenced disciplinary action against two registered reps and the owner of the Company for alleged selling-away and the regulator is seeking complete restitution of approximately $1,200,000, plus accumulated interest. This matter has not been settled at December 31, 2014 but does not appear to directly involve the Company.

NOTE F - LEASE

The Company rents office space on a monthly basis. Rent expense for 2014 was $51,092.

NOTE G - NOTE PAYABLE

The Company has settled two regulatory/disciplinary matters with regulators and is making monthly installment payments pursuant to the settlement agreements.

At December 31, 2014 future minimum payments are as follows:

2015	$ 24,000
2016	2,250
	$ 26,250

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 107,473
Deductions and/or Charges	
Non-allowable Assets:	
Prepaid Expenses	20,067
Property and Equipment	9,872
Advance to Broker	5,000
Loan Receivable	15,000
Other Assets	3,320
Total Deductions and/or Charges	53,259
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	54,214
Haircuts on Investment Securities	0
Net Capital	$ 54,214
Aggregate Indebtedness	$ 143,711
Percentage of Aggregate Indebtedness to Net Capital	265.08%
Minimum Net Capital Required	$ 9,581
Excess of Net Capital Over Minimum Requirement	$ 44,633

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in form X—17A-5 and net capital as computed above.

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Portfolio Advisors Alliance, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Portfolio Advisors Alliance, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Portfolio Advisors Alliance, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Portfolio Advisors Alliance, Inc. stated that Portfolio Advisors Alliance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Portfolio Advisors Alliance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portfolio Advisors Alliance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.

Portfolio Advisors Alliance, Inc.
330 Madison Avenue, 6th Floor
New York, New York 10017
Tel: 212-812-8900
Fax: 212-867-1993

January 23, 2015

RE: **PORTFOLIO ADVISORS ALLIANCE**
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Portfolio Advisors Alliance is a broker/dealer registered with the SEC and FINRA.

- Portfolio Advisors Alliance claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.

- Portfolio Advisors Alliance is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Portfolio Advisors Alliance has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Portfolio Advisors Alliance has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge.

Kerri Wasserman

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

PORTFOLIO ADVISORS ALLIANCE, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Portfolio Advisors Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Portfolio Advisors Alliance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Advisors Alliance, Inc.'s management is responsible for Portfolio Advisors Alliance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052125 FINRA DEC
PORTFOLIO ADVISORS ALLIANCE INC 6*6
330 MADISON AVE 6TH FL
NEW YORK NY 10017-5001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 6550
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/14 Date Paid		(4002)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		2548
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2548
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$______	
H. Overpayment carried forward	$(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Portfolio Advisors Alliance Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Finop
(Title)

Dated the 25 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions: /

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2014
and ending 12-31-2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,738,682
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,251
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101,362
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	118,613
2d. SIPC Net Operating Revenues	$ 2,620,069
2e. General Assessment @ .0025	$ 6,550

(to page 1, line 2.A.)